

BRIDGESTONE

BRIDGESTONE CORPORATION

10-1, KYOBASHI 1-CHOME, CHUO-KU

TOKYO 104-8340, JAPAN

Fax : 81-3-3563-6907

Sep 05, 2005

Office of International Corporate Finance

Mail Stop 3-9

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

U.S.A.



05011028

SUPPL

Dear Sirs,

We have made public on Sep 05, 2005, the following messages.

· Notice Regarding the Repurchase of Shares

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki

Treasurer

General Manager, Investor Relations

Bridgestone Corporation

PROCESSED

SEP 0 9 2005

THOMSON
FINANCIAL

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (September 5, 2005)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: August 26, 2005 through August 31, 2005
3. Aggregate number of shares purchased: 730,000 shares
4. Aggregate purchase amount: 1,596,445,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 86th Ordinary General Meeting of Shareholders held on March 30, 2005 are as follows:
(1) Class of shares to be purchased: Common stock of Bridgestone Corporation
(2) Aggregate number of shares to be purchased: Up to 24 million shares
(3) Aggregate purchase amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 30, 2005, the date of the Ordinary General Meeting of Shareholders, is as follows:
(1) Aggregate number of shares purchased: 15,080,000 shares
(2) Aggregate purchase amount: 31,902,791,000 yen